UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

26 April 2013
Pearson plc
Results of Annual General Meeting 2013

Pearson plc held its annual general meeting for shareholders at 12 noon today.  All resolutions set out in the Company's Notice of Annual General Meeting dated 21 March 2013 were proposed and approved on a poll.

The total number of votes received for each resolution is set out below.  The Company's issued share capital on 26 April 2013 was 817,486,902 ordinary shares of 25p each. The proportion of the Company's issued share capital represented by those votes cast is approximately 70.19%.

Resolution No. (as noted on the proxy form)	Shares For and Discretionary	Shares Against	Shares marked as Votes Withheld/ Abstentions
1. To receive the 2012 report and accounts	565,848,828	337,569	6,645,456
2. To declare a final dividend	567,343,464	1,833,403	3,654,986
3. To re-elect David Arculus	564,675,016	2,153,691	6,003,146
4. To re-elect Vivienne Cox	563,431,299	2,773,857	6,626,697
5. To re-elect Will Ethridge	560,398,048	6,445,549	5,988,256
6. To re-elect Robin Freestone	560,416,009	6,424,164	5,991,680
7. To re-elect Susan Fuhrman	565,140,228	1,700,374	5,991,251
8. To re-elect Ken Hydon	564,315,682	1,683,266	6,832,905
9. To re-elect Josh Lewis	565,185,582	1,643,164	6,003,107
10. To re-elect John Makinson	560,426,938	6,414,334	5,990,581
11. To re-elect Glen Moreno	559,141,517	7,689,696	6,000,640
12. To reappoint John Fallon	538,509,791	28,328,599	5,993,463
13. To approve the report on directors' remuneration	523,204,046	35,545,800	14,082,005
14. To reappoint the auditors	535,525,897	19,939,162	17,366,792
15. To determine the remuneration of the auditors	547,919,762	15,078,262	9,833,828
16. To authorise the company to allot ordinary shares	540,362,452	28,143,595	4,325,806
17. To waive the pre-emption rights	559,006,410	5,455,732	8,369,711
18. To authorise the company to purchase its own shares	564,459,006	914,932	7,457,915
19. To approve the holding of general meetings on 14 clear days' notice	507,561,493	59,325,850	5,944,508

PEARSON plc

Date: 26 April 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary